Filed by Enterprise Financial Services Corp  Pursuant to Rule 425 under the Securities Act of 1933  Subject Company: Seacoast Commerce Banc Holdings  SEC Registration Statement No.: 333‐     Welcome to   Enterprise Bank & Trust  August 20, 2020

  Table of Contents I. Message from Leadership                         3  II. Forward Looking Statements         4  III. Frequently Asked Questions          6  IV. Key Highlights         13   V. A Little More About Us         13  VI. Benefits Information        14  VII. Executive Biographies        18    2

  Message from Leadership August 20, 2020  Dear Seacoast Commerce Bank Associates,  We are excited to announce that Seacoast Commerce Bank (Seacoast) is planning to join Enterprise Bank & Trust  (Enterprise). The boards of directors of Seacoast Commerce Banc Holdings (SCBH) and Enterprise Financial Services  Corp (EFSC), our respective parent companies, approved an agreement to merge our two companies. Pending  finalization, Seacoast will join the Enterprise team.  As with any agreement like this one, there will be three major milestones:   1. Public Announcement (occurring today)  2. Legal Close (when, among other things, Seacoast legally merges with Enterprise)  3. System Integration (when we migrate associates and clients to common systems)  Certainly you have many questions about what lies ahead, and Enterprise has provided the enclosed materials with  some initial information. We are committed to transparent communication throughout this process, and we will  provide you with ongoing updates throughout the legal close and system integration process. Our intention is to  partner with you every step of the way.   Enterprise Bank & Trust, based in Missouri, may not be a name you recognize, so to begin, we want to tell you a  little more about the company. Enterprise was founded in St. Louis, Missouri in 1988. Primarily through organic  growth and strategic mergers, Enterprise has become the largest publicly traded community bank headquartered  in St. Louis. Today, Enterprise is a $8.4 billion asset bank with 34 locations spanning Arizona, Kansas, Missouri and  northern New Mexico with specialized banking solutions that are delivered throughout the country.  Together, Enterprise and Seacoast will be better positioned to provide opportunities for talented team members.  We envision that the combined strength of our companies will allow us to offer a wider array of services and a  better overall banking experience. Enterprise’s benefits strategy is designed to attract, retain and motivate the  best talent by providing highly valued healthcare, wellness, financial and work/life balance benefits for associates  and their families. But don’t take our word for it, take a moment to listen to what Enterprise associates say about  their bank in this video.    As we prepare to combine our organizations, rest assured that we will remain true to the principles on which both  of our companies were founded. The way you conduct business, your established processes and the way you work  with clients at Seacoast will not change. We will honor and preserve the Seacoast legacy as we create our new  organization together.  We are excited for our partnership and look forward to continuing to deliver on our promises to clients, together  with you.  Regards,    Jim Lally                                 Rick Sanborn  President & CEO     President & CEO   Enterprise Financial Services Corp     Seacoast Commerce Banc Holdings 3

  Forward‐looking Statements  Certain statements contained in these materials may be considered forward‐looking statements regarding  Enterprise Financial Services Corp (“EFSC”), including its wholly‐owned subsidiary Enterprise Bank & Trust  (“EB&T”), Seacoast Commerce Banc Holdings (“SCBH”), including its wholly‐owned subsidiary Seacoast Commerce  Bank (“SCB”), and EFSC’s proposed acquisition of SCBH and SCB. These forward‐looking statements may include:  statements regarding the acquisition, the consideration payable in connection with the acquisition, and the ability  of the parties to consummate the acquisition. Forward‐looking statements are typically identified by words such as  “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “pro forma” and other  similar words and expressions. Forward‐looking statements are subject to numerous assumptions, risks and  uncertainties, which change over time. Forward‐looking statements speak only as of the date they are made.  Because forward‐looking statements are subject to assumptions and uncertainties, actual results or future events  could differ, possibly materially, from those that EFSC anticipated in its forward‐looking statements and future  results could differ materially from historical performance. Factors that could cause or contribute to such  differences include, but are not limited to, the possibility: that expected benefits of the acquisition may not  materialize in the timeframe expected or at all, or may be more costly to achieve; that the acquisition may not be  timely completed, if at all;  the occurrence of any event, change or other circumstances that could give rise to the  right of one or both of the parties to terminate the definitive transaction agreement; the outcome of any legal  proceedings that may be instituted against EFSC or SCBH; that prior to the completion of the acquisition or  thereafter, EFSC’s and SCBH’s respective businesses may not perform as expected due to transaction‐related  uncertainty or other factors; that the parties are unable to successfully implement integration strategies; that  required regulatory, SCBH shareholder or other approvals are not obtained or other closing conditions are not  satisfied in a timely manner or at all; adverse regulatory conditions may be imposed in connection with regulatory  approvals of the acquisition; reputational risks and the reaction of the companies’ employees or customers to the  transaction; diversion of management time on acquisition‐related issues; that the COVID‐19 pandemic, including  uncertainty and volatility in financial, commodities and other markets, and disruptions to banking and other  financial activity, could harm Enterprise and Seacoast business, financial position and results of operations, and  could adversely affect the timing and anticipated benefits of the proposed acquisition, including in EFSC’s Annual  Report on Form 10‐K for the fiscal year ended December 31, 2019, its Quarterly Reports on Form 10‐Q for the  periods ended March 31, 2020 and June 30, 2020, and its other filings with the SEC; and those factors and risks  referenced from time to time in EFSC’s filings with the Securities and Exchange Commission (the “SEC”). For any  forward‐looking statements made in this communication or in any documents, EFSC claims the protection of the  safe harbor for forward‐looking statements contained in the Private Securities Litigation Reform Act of 1995.  Annualized, pro forma, projected and estimated numbers in this document are used for illustrative purposes only,  are not forecasts and may not reflect actual results.   Except to the extent required by applicable law or regulation, each of EFSC and SCBH disclaims any obligation  to  revise or publicly release any revision or update to any of the forward‐looking statements included herein to  reflect events or circumstances that occur after the date on which such statements were made.   Additional Information About the Merger and Where to Find It  In connection with the proposed acquisition transaction, EFSC will file with the SEC a Registration Statement on  Form S‐4 that will include a proxy statement of SCBH, and a prospectus of EFSC, which are jointly referred to as the  proxy statement/prospectus, as well as other relevant documents concerning the proposed transaction.  Shareholders of SCBH are urged to read the registration statement and any other relevant documents filed with  the SEC, including the proxy statement/prospectus that will be part of the registration statement, as well as any  amendments or supplements to those documents, when they become available, because they will contain  important information about the proposed acquisition.  The final proxy statement/prospectus will be mailed to SCBH’s shareholders.  Investors and security holders will be  able to obtain the documents, and any other documents EFSC has filed with the SEC, free of charge at the SEC’s  4 website, www.sec.gov.  In addition, documents filed with the SEC by EFSC will be available free of charge by (1)  accessing EFSC’s website at www.enterprisebank.com under the “Investor Relations” link, (2) writing EFSC at  150 North Meramec, Clayton, Missouri 63105, Attention: Investor Relations, or (3) writing SCBH at 11939  Rancho Bernardo Road, Suite 200, San Diego, CA 92128, Attention: CFO.    EFSC and SCBH and certain of their directors and executive officers may be deemed to be participants in the  solicitation of proxies from the shareholders of SCBH in connection with the proposed merger. Information about  the directors and executive officers of EFSC is set forth in the proxy statement for EFSC’s 2020 annual meeting of  shareholders, as filed with the SEC on a Schedule 14A on March 25, 2020, and as amended by supplements to the  proxy statement filed with the SEC on March 25, 2020 and April 15, 2020.  Additional information regarding the  interests of those participants and other persons who may be deemed participants in the transaction may be  obtained by reading the proxy statement/prospectus regarding the proposed acquisition when it becomes  available. Free copies of this document may be obtained as described in the preceding paragraph.          5

  Frequently Asked Questions WHO IS ENTERPRISE BANK & TRUST?  Enterprise may not be a name you’re familiar with, so here’s a little more information about us.   Enterprise was founded as a startup in St. Louis in 1988. We have grown organically and through acquisitions to  become the largest publicly traded community bank based in St. Louis. Today, we have 34 locations spanning the  St. Louis, Kansas City, Phoenix and northern New Mexico metropolitan areas.   As a financial services partner, our activities fall into three main categories, all related to growth. We:  ● Empower private businesses to improve their ability to compete;  ● Help families to secure their financial futures; and  ● Invest in our communities to advance quality of life.  We’d like to show a video that will give you some insight into our personality and culture. We’re proud of earning a  reputation for exceptional client service and satisfaction by devoting ourselves to long‐standing personal  relationships. Talent, strength and passion signal who we are, what we believe in and how we’re different from our  competitors. You can view the video here.  WHY IS SEACOAST MERGING WITH ENTERPRISE?  Over the next few days, you may read headlines that say, “Seacoast Commerce Banc Holdings Sells to Enterprise  Financial Services Corp” or “Seacoast Commerce Bank Acquired by Enterprise Bank & Trust.” While those headlines  may be technically correct, they don’t convey the true spirit of the merger transaction. We think that now is the  right time to join forces because we believe there is a huge opportunity to combine our strengths and be better  together than each organization is separately.  We believe that this merger will help us both achieve our long‐term strategic goals, which do not change, sooner  than if we remained independent. Here’s how:     ● We believe the combined company will have an attractive blend of both specialized and commercial lending  with the ability to add low‐cost core deposits that are not dependent on a traditional branch network.  ● Seacoast’s impressive specialty niches complement Enterprise’s business lending focus, in addition to its  strong community bank profile in St. Louis, Kansas City, Phoenix and New Mexico.  ● On a combined basis, Enterprise Financial Services Corp (EFSC) will hold approximately $9.7 billion in assets,  with what we believe will be enhanced earning power and scale, as well as a materially stronger position in  all markets that we serve. Ultimately, we believe the combined company will be an even more compelling  value proposition for associates, clients, communities and shareholders.  ● We believe the merger will enhance Enterprise’s expansion into Southwestern markets, with capacity to  attract national specialty deposits in higher growth markets.    ● We believe that one of the many values from this partnership will be that, if all goes according to plan and  expectations, each of our companies will get to where we want to be in terms of a balanced business mix  much sooner than if we were to remain two independent companies. We believe that merging will accelerate  growth potential and vault the combined company into a strong leadership position across our footprint.  Enterprise has great respect for the bank you have built and taken to market, for your incredible team, and for  your culture. Whether you have been here for five years or five weeks or five days, the company that you joined  was the right one, and will continue to be the right one. The common thread that links Enterprise to Seacoast is  one that may be the reason you decided to work at Seacoast originally. Both companies’ mission, vision and  cultures are aligned to the core.   6

  WHAT CAN I DO TO HELP CLIENTS DURING THIS MERGER PROCESS?   Just as you've helped people through changes in the past, you can make a tremendous difference by maintaining  an enthusiastic, positive attitude. Your clients' perception of this event is highly influenced by your reaction to it.  This is a big change for everyone and your positive attitude is the best way to assure clients that they can expect to  receive the same fast, efficient, personalized service you have always provided. Throughout this journey, we are  committed to doing everything we can to provide you with information and relevant updates so that you can feel  confident when discussing the merger with your clients.  WHAT DOES ENTERPRISE DO TO SUPPORT ITS COMMUNITIES?   One of Enterprise’s Guiding Principles is Corporate Citizenship: We are committed to managing our business and  community relationships in ways that positively impact our associates, clients, and the diverse communities where  we live and work. Individually, associates are offered Voluntary Time Off (VTO) and can participate in a corporate  matching program for financial donations to personally selected nonprofits. Throughout the year, various  volunteer opportunities, charitable drives and fundraising events are advertised internally. These events are either  organized by individual branches/units for local activities or at the corporate level for regional events, and even  national events which occur in all of our markets. As an organization, we also contribute to the strength and health  of our communities through the Enterprise Bank & Trust Foundation.   WHEN WILL SEACOAST ASSOCIATES KNOW THE TIMELINE OF THE TRANSITION?  WHEN WILL THE MERGER CLOSE?  The merger is subject to customary closing conditions, including regulatory approvals and SCBH shareholder  approval, with an anticipated closing of late 2020 or early 2021. As more information becomes available, plans are  finalized and decisions are made, we are committed to being as transparent as possible while complying with  applicable laws.  WILL YOU BE KEEPING ALL SEACOAST LOCATIONS?  Yes, we expect all current branches and production offices will remain open. Following closing and systems  conversion, Seacoast clients will be able to conduct business at 39 full‐service branches located in six (6) states,  California, Nevada, Arizona, New Mexico, Kansas and Missouri, and will be able to continue to conduct limited  activities across Seacoast’s existing national network of loan production offices and deposit production offices.   WILL ANY OF OUR LEADERSHIP TEAM BE RETAINED?  Upon merging the two institutions, we will focus on ensuring we continue building momentum. In addition to  certain key executives who have agreed to stay on in various roles, we expect to maintain other essential  management and business line leaders to ensure the continued success of the combined organization.  ASSOCIATE FAQ’S  WHEN WILL MEETINGS WITH THE ENTERPRISE MANAGEMENT TEAM BEGIN?   Virtual meetings between the Enterprise team and the Seacoast team, including each Seacoast branch, loan  production office and deposit production office, will take place promptly following the public announcement of the  proposed merger and will continue as we work together as part of the merger process. In addition, plans are  underway to have follow‐up Town Hall meetings to let all associates know about Enterprise, timelines relative to  transaction close, eventual conversion and other information. Town Hall meetings will be held virtually.   WHAT IS ENTERPRISE’S ASSOCIATE EXPERIENCE LIKE?   We take great effort and pride in creating a strong culture for our associates. This begins with referring to our  “clients” as people or clients, and our “employees” as associates. Additionally, we have a set of Guiding Principles  7 that describe our commitment to defining the character and culture of our company in all circumstances,  irrespective of changes in goals, strategies, type of work or top management. Our principles focus on Integrity,  Client Success, Accountability, Teamwork & Diversity, Continuous Improvement, Balance and Corporate  Citizenship. We work to exemplify these Principles through everyday behaviors, management practices, and  organizational norms. Voted a “Best Bank to Work For” by American Banker, we offer our associates an array of  benefits and the opportunity to chart their own career path with us.  Finally, we offer many exciting opportunities  for our associates, ranging from free or discounted banking services, tuition reimbursement, an Employee  Assistance Program (EAP) for associates and family members, an award‐winning wellness program, discounted  tickets for community events and encouragement for our associates to focus on their own training and  development.  HOW HAS ENTERPRISE HANDLED COVID‐19?  Associate and client safety, while maintaining continued operational functionality, is our top priority. Our approach  to addressing COVID‐19 and minimizing its impact on our business included forming a Task Force and Oversight  Committee to closely monitor current conditions and guidelines from the CDC and federal, state and local  authorities. We initiated telecommuting to ensure associates who were not classified as on‐site essential could  work remotely. We have been operating largely on a remote basis since mid‐March while maintaining excellent  productivity and client relationships. Currently, the majority of our branches are open for drive‐up and ATM  services only. Branches without drive‐up service remain open by appointment and with a limited number of clients  permitted entry at any one time. We also have a network of available interactive teller machines (ITMs) available  to serve clients.  We continue to follow CDC guidance and comply with applicable federal, state and local  governmental requirements. We anticipate continuing to use a balanced, conservative approach based on data  from our markets and considerations regarding business impact and the health and safety of our associates and  the communities in which we operate in making determinations regarding returning to work and re‐opening  branches and locations for in‐person services.  WHAT DO WE HAVE TO DO TO PREPARE FOR CONVERSATIONS WITH THE MANAGERS AND HUMAN RESOURCE  REPRESENTATIVES FROM ENTERPRISE? DO WE NEED TO UPDATE OUR RESUMES AND/OR CONDUCT JOB INTERVIEWS?   In preparation for the integration process, we will be in collective discussions about personnel and staffing  decisions for the combined organization. This collaboration will begin shortly after announcement and will include  all associates.   HOW WILL TRAINING FOR ASSOCIATES BE ACCOMPLISHED?  One of Enterprise’s past approaches that has proven to be effective is what it calls the "partner branch" approach.   Each Seacoast branch and department will be assigned to an Enterprise partner branch or department, and the  assigned managers and staff will work with and support one another throughout the transition process. A  comprehensive training plan will also be created to ensure a well‐coordinated approach to training across the  combined organization. More details will be communicated at the appropriate time.  WILL DEPARTMENTS BE MOVING TO DIFFERENT LOCATIONS?   As part of any merger we perform ongoing assessments of both companies to determine how the combined entity  will be most effectively organized. Currently, we have associates who operate from merged locations that are  within our operations and other support teams, and our plan today reflects that. As we get closer to the closing,  we expect to communicate these findings, with the goal of minimizing disruption for associates and clients.  WILL CERTAIN DEPARTMENTS BE ASKED TO STAY ON ONLY THROUGH INTEGRATION ?   Future staffing needs will be assessed on an ongoing basis, and decisions regarding individuals, teams and  8 departments will be made and communicated within several days following legal closing of the transaction.  WILL OUR PERFORMANCE REVIEW PROCESS CHANGE?   Currently both organizations follow similar methodologies for performance management. While the systems and  timing of the review process may change slightly, we envision the overall experience will be similar to what  Seacoast uses today.  IS THE DRESS CODE FOR ENTERPRISE DIFFERENT FROM OUR CURRENT ONE?   We do not anticipate significant changes to Seacoast’s dress code, as the current dress code affords a range of  appropriate dress guidelines that include casual attire to business attire, and that vary by function, season and  occasion. We anticipate minimal changes to dress code from Seacoast’s current standard.  BENEFIT FAQS  IF AN ASSOCIATE CONTINUES WITH THE COMBINED COMPANY, WILL THEIR YEARS OF SERVICE “COUNT” IN THE NEW  ORGANIZATION?   Yes. Years of service with Seacoast will be counted for associates who continue in positions with the combined  company. Continuous service time, which considers all time worked since the original hire date, will be used to  determine time off accrual rates and most other benefit eligibility decisions.  WHAT HEALTH INSURANCE WILL BE PROVIDED AND AT WHAT COST TO ASSOCIATES? WILL THE BENEFIT PLAN OPTIONS  (MEDICAL, PHARMACY, DENTAL, VISION) STAY THE SAME UNTIL NEXT YEAR?   Enterprise and Seacoast both currently provide competitive health insurance options through a similar network of  providers, and Enterprise will thoughtfully consider Seacoast’s current benefits and plan design in determining its  next set of open enrollment options. Our integration plan will encompass an analysis of benefit plans with a goal of  maintaining a competitive plan for former Seacoast associates. It is possible no changes will be made to medical  benefits for the calendar year 2021. If a change occurs prior to January 1, 2022, Enterprise will provide credit to its  deductible for employee progress to relevant Seacoast plan deductibles as they convert to the Enterprise  competitive benefit offerings.     WHAT ABOUT TIME OFF, DISABILITY, AND OTHER SUCH PROGRAMS?   Final decisions about the combined organization's time off programs, including if, how and when to transition  associates from their current programs to those identified for the future, will be communicated after close.  Administratively, there are always changes in certain details that will be communicated as they become applicable.  These changes typically follow closely after payroll merger. Any necessary education/training will be provided prior  to implementation. In the meantime, current program guidelines will be followed, and associates should continue  to follow current processes regarding requesting and gaining approval for future time off.  WILL ALL ASSOCIATES WHO ARE NOT RETAINED RECEIVE SEVERANCE?   All associates whose positions are eliminated as a result of the merger and who do not find another position within  the combined company will be offered a competitive severance package.  WILL STAFF BE ABLE TO DRAW UNEMPLOYMENT? WILL COBRA BE OFFERED?   Any associate whose employment is terminated directly as a result of the consummation of the merger will be able  to apply for unemployment compensation. All COBRA laws and regulations will be followed. In addition, the  9 current practice is to pay 90 days of the employer portion of COBRA as part of the severance package.  HOW WILL OUR 401(K) BE HANDLED AND WHAT IS THE ASSOCIATED TIMING? DO WE HAVE THE OPTION TO REVIEW  THE NEW 401(K) OPTIONS PRIOR TO BEING AUTO‐ENROLLED IN THE PLAN?   We will carefully prepare for the transition from the current 401(k) plan to the combined company's plan and will  communicate and support associates as needed throughout the process. The transition process will include  education about all program options and the timing of payroll conversion. It is important to note that Enterprise  offers a competitive 401(k) plan that provides a 100% match of the first 6% of eligible compensation.  HOW DOES THE ANNOUNCEMENT OF THE TRANSACTION WITH ENTERPRISE IMPACT MY ABILITY TO PARTICIPATE IN THE  ESPP?   If you are a current participant in the ESPP, you can continue to participate at the same contribution rate that you  previously elected (or a lesser contribution rate that you elect) through the final purchase date (as discussed in the  question below), however, you are not permitted to increase your payroll contribution rate or make any separate  non‐payroll contributions to the ESPP.  If you are not a current participant in the ESPP, you will not be permitted to  enroll in the ESPP.  WHAT WILL HAPPEN TO THE ACCUMULATED CONTRIBUTIONS IN MY ESPP ACCOUNT IN CONNECTION WITH CLOSING?   Seacoast will select a date that will serve as the final purchase date for purposes of the current offering period.   The final purchase date has not yet been set, but will be no less than 5 business days before the closing of the  transaction.  The final purchase date for the  ESPP is currently expected to be on or around the end of 2020, but  this is subject to change.  On the final purchase date, accumulated ESPP contributions will be used to purchase  shares of Seacoast in accordance with the terms of the ESPP.  DOES ENTERPRISE HAVE AN ESPP?   Yes.  Under Enterprise’s Employee Stock Purchase Plan, eligible associates may contribute up to 15% of their  compensation, subject to IRS limits, to purchase Enterprise common stock. More information regarding  Enterprise’s Employee Stock Purchase Plan (including information on how to enroll) will be provided at a later  date.  WILL STAFF SALARIES BE AFFECTED?   Associates who transition to employment with the combined organization in the same position they held with  Seacoast prior to the closing date and continue in that position will receive an annual base salary or wage level at  least equal to that paid to the associate prior to the closing date for their first year with Enterprise. During the  performance review process, associate compensation will be reviewed and assessed for market conditions on an  ongoing basis.   CLIENT FAQS  WILL MY ACCOUNT NUMBER/DEBIT CARD/SERVICE CHARGE CHANGE?  While we cannot guarantee account numbers will remain the same, there is no need for you or our clients to  change any current practices at this time. For now, it’s business as usual, and you may do your banking as you’ve  always done. As we prepare to finalize our partnership, we will be evaluating accounts and planning to integrate  our systems. We pledge to communicate any necessary changes in a clear and timely manner.  10

  WILL BRANCH HOURS CHANGE?   Enterprise does not intend to change hours, as they have been set by the current management team based on  client need. This is an analysis Enterprise performs periodically to ensure client expectations are being met.  WILL LOCAL BANKERS HAVE THE AUTHORITY TO MAKE DECISIONS?   Our philosophy is to keep the decision process close to the client. We treat each Branch/Department as its own  business and the applicable manager can run their business and guide clients to ensure they are fully benefiting  from all Enterprise has to offer. This is similar to Seacoast’s current processes.  DOES ENTERPRISE OFFER ADVANTAGES FOR MY BUSINESS CLIENTS?   Following the merger, former clients of Seacoast will have access to a full suite of sophisticated Treasury  Management solutions from Enterprise that will allow them to seamlessly manage cash on a daily basis. This  includes the ability to speed up cash flow, automate receivables, invest excess funds, efficiently administer  payables, assist with fraud prevention, as well as provide the online tools required from a reconciliation and  information reporting perspective. Our Treasury Management professionals will also work with clients on an  ongoing basis to help configure and refine their product set into a powerful, effective program for managing cash  resources as their business grows and evolves.  WILL CLIENT ACCOUNTS STAY THE SAME? WILL THE CHANGE OF OWNERSHIP AFFECT CLIENTS’ DIRECT DEPOSITS?   Each bank will remain independent until the transaction is formally approved by regulators and SCBH shareholders  and the transaction has closed. After closing, Seacoast clients will not be able to transact business at Enterprise  branches (and vice versa) until computer systems have been integrated, which is anticipated to occur in the first  half of 2021. Once the integration is complete, Enterprise and Seacoast clients will be able to transact business at  any of the combined organization’s branches. Both organizations are committed to making the transaction for  clients as seamless as possible, including offering a competitive suite of products and services that embraces a  “best of both” perspective.  WHAT PRODUCTS WILL BE OFFERED? WHAT HAPPENS TO OUR ASSOCIATE ACCOUNTS?   Enterprise is currently mapping all product features and benefits to compare products and determine the  appropriate product set, and decisions will be communicated to associates at the appropriate time.  WILL DEBIT CARDS REMAIN THE SAME OR WILL THEY BE REISSUED?   Multiple options are being investigated to provide the greatest benefits and features to clients with as little impact  as possible.  HOW WILL CURRENT SEACOAST TIME DEPOSIT ACCOUNTS CHANGE ONCE THE BANKS HAVE MERGED AND AFTER THE  CONVERSION?   These accounts should see no change. The client will receive notice upon maturity to contact the bank for current  rates.  WILL DEPOSITS CONTINUE TO BE INSURED BY THE FDIC?   Deposits will continue to be insured by the FDIC up to the maximum amount allowed by law.  11

  WILL THE NEWLY COMBINED BANK BE OFFERING NEW PRODUCTS?   The combined organization will offer Seacoast’s clients a broader array of products and services, including  expanded Treasury Management services, business products and more.  Disclaimers: The questions and answers in this FAQ page are intended to provide a brief summary. If there is an  inconsistency between this document and the plan documents, the plan documents will govern. Further, Enterprise  and EFSC reserve the right to amend and terminate any benefit plans, programs or arrangements at any time.      12

  Key Highlights We want you to feel comfortable and confident sharing information with friends, family and clients about our  proposed merger. We’ve provided you with highlights to use when speaking with people. As always, when you  have questions, we encourage you to ask your manager or email us at ask@enterprisebank.com.      ● Subject to approval by Seacoast Commerce Banc Holdings’ (SCBH) shareholders and applicable banking regulators,  we plan to merge SCBH with and into Enterprise Financial Services Corp (EFSC), with EFSC as the surviving  institution, and soon thereafter merge Seacoast Commerce Bank (Seacoast) with and into Enterprise Bank & Trust  (Enterprise), with Enterprise surviving.     ● Enterprise has significant experience in mergers, having successfully completed many transactions in the last  decade. The Enterprise and Seacoast leadership teams are wholly committed to making this transition as seamless  as possible — and to keeping our clients informed and involved in the progress along the way.     ● With this combination, EFSC will hold approximately $9.7 billion in assets, providing financial strength and the  ability to continue our focus on providing exceptional service.    ● The planned combination of Seacoast and Enterprise represents an alliance between two well‐respected and like‐ minded companies.     ● Seacoast clients will continue to enjoy the same personal attention and exceptional service they have come to  expect, and we believe that over time, greater size and scale will afford combined clients access to enhanced  products and services.    ● We expect this union will generate tremendous growth: growing value for shareholders, growing choices and  benefits for clients, growing economic advantages for clients and growing opportunities for associates.    ● We believe the combination will add talented new associates at all levels, as well as valuable new ideas and clients  of all types in retail and commercial banking, specialized banking, wealth management and private banking.    ● Seacoast can access Enterprise University, the half‐day courses Enterprise offers that are free to people in the  communities we serve and cover a wide range of business topics.     ● Enterprise will invite members of the Seacoast team to participate in our Engagement & Inclusion Ambassador  Program. This group works to create an inclusive work environment where the unique qualities of our associates  are celebrated for better understanding of the needs of our diverse clients and our communities.    ● With the addition of Seacoast, Enterprise’s efforts to foster innovation for improved client engagement also grow.  We will advance this effort through our continued emphasis on an incubator focused on creating, supporting and  encouraging internal innovation targeting the client experience.    ● Your clients don’t need to do anything at this time. Products you offer and accounts remain the same as before.    ● We’re incredibly proud to be named to the list of America’s “Best Banks to Work For,” a coveted list of banks  identified by the American Banker, for the third straight year.     ● We believe this merger will help us both to achieve our long‐term strategic goals, which do not change, sooner  than if we remained independent. The way you conduct business, your established processes and the way you  work with clients at Seacoast will not change as a result of this merger.    13

  A Little More About Us At Enterprise Bank & Trust (Enterprise), our mission is guiding people to a lifetime of financial success. Our mission  speaks to who we are and what we do. We’re committed to supporting dreams, securing financial futures and  delivering for all people. Here’s a look at some of the ways we’re recognized for our differentiation both locally,  and nationally:   Enterprise is different from other banks in three ways:  1. Providing specialized expertise through our people (talent).  ● We’re incredibly proud to be named to the list of “America’s Best Banks to Work For,” a coveted list of  banks identified by the American Banker.   ● Our net promoter score (NPS) is 71 – almost double the industry average. Our NPS is up there with brands  like Apple, Nordstrom and Zappos.   ● We offer a wide range of specialized expertise that other banks don’t have, including aircraft financing,  enterprise value lending, tax credit services, specialized legal services and life insurance premium finance.  ● The average tenure of associates with the bank is seven years.   2. Financial stability and a networking ecosystem that spurs opportunity and action (strength).  ● At $8.4 billion in assets, we are at a distinctive size – we’re in a sweet spot. We believe we can bank  anyone in town, but we retain the intimacy community banks offer.  ● We have an investment grade rating through Kroll, a ratings agency that identifies the strongest banks in  the country based on liquidity, asset quality, capital adequacy and earnings.  ● We provide easy access to local decision‐makers, quick turnaround delivered with flexibility and expertise  with knowledge of your business.  ● We were recently ranked #15 out of 50 banks in our size range based on financial performance (S&P  Global Market Intelligence's annual Top 50 Ranking for 2019).  3. Empowering people and communities (passion).  ● Last year, 522 non‐profit organizations received charitable contributions.  ● Through Enterprise University, our highly acclaimed business education program, we are educating  thousands of people (more than 19,500 total) at no cost to them.  ● We offer a reciprocal mentoring program that pairs executives with mid‐level associates of color and/or  women as well as other career acceleration programs to develop high‐potential associates for a career in  banking.        14

  Benefits Information Enterprise’s benefits strategy is designed to attract, retain and motivate the best talent by providing highly valued  healthcare, wellness, financial and work‐life balance benefits for our associates and their families.   ELIGIBILITY  The effective date for Seacoast associates to become eligible for Enterprise benefit plan participation will be  immediately following the ceasing of Seacoast benefit offerings. The timing of this transition from Seacoast benefit  plans to Enterprise benefit plans will be determined and communicated at a later date.  Associates will be given credit for service/time employed at Seacoast.  KEEPING ASSOCIATES AND FAMILIES HEALTHY  Enterprise is committed to providing associates with a benefits program that is both comprehensive and  competitive.  Our benefit program offers health care coverage and income protection to our associates and their  families.  Associates working at least 20 hours per week are eligible to participate in our benefit programs.  We  offer:  ● Health insurance plans, which include wellness incentives, prescription drug coverage and 100% coverage  for preventative care.   ● Dental insurance  ● Vision insurance  ● Flexible Spending Accounts (FSAs)  ● Company‐paid life insurance and accidental death and dismemberment (AD&D) insurance. Voluntary  supplemental life and AD&D may be purchased.   ● Company‐paid long‐term and short‐term disability insurance coverage  ● Voluntary accident, critical illness and hospital indemnity coverage may be purchased.  PREPARING FOR THE FUTURE  Retirement Income and Savings Plan 401(k)    ● All associates 21 years of age and older are eligible to participate immediately upon hire  ● Automatic enrollment with 3% initial deferral rate, with 1% rate increases each year (up to 10% of  compensation); associates may opt out or change their deferral rate at any time  ● Enterprise provides 100% per‐pay‐period match of first 6% contributed by associate  ● Enterprise contributions vest over three years (33% after year one, 66% after year two, fully vested after three  years)  ● After‐tax Roth contributions may also be made  Employee Stock Purchase Plan   ● Associates can elect to deduct 1% ‐ 15% of eligible pay (after tax) per paycheck  ● Contributions limited to $25,000 each calendar year  ● Purchase price per share will equal 85% of the closing price on either the first business day of the offering  period or the last business day of the offering period, whichever is lower  ● Purchase dates are May 31 and November 30  ● Enterprise pays for purchase‐related commission fees on share purchases    15

Educational Assistance

- Full-time associates who have completed six months of continuous employment are eligible
- Applies to education directly related to associate's present job, that enhances associate's current job/future potential at the company or contributes to completion of approved business degree (subject to manager approval)
- Reimbursement is 50% of the cost of tuition as long as associate receives grade of B- or better for graduate level courses and a grade of C or better for undergraduate level courses
- Employment at Enterprise must continue three years beyond course and/or degree completion or associate will be required to reimburse Enterprise on a pro-rated basis
- Enterprise may also pay expenses for position-related professional certifications, training courses, seminars and conferences

WORK-LIFE BALANCE

We're proud to offer paid vacation, holidays, volunteer time off and paid parental leave. We will be evaluating Seacoast's current time off plans and applicable state and local laws when determining paid time off plans for Seacoast associates. Any changes will be communicated at a later date.

Paid Time Off

- May be used for vacation, illness, appointments, bereavement not covered by bereavement policy, religious observances, Family and Medical Leaves not covered by Disability, and inclement weather
- Calculated on a calendar year basis and accrues monthly based on years of service and Full Time Equivalency (FTE = average number of hours worked per week), as follows:

Full-Time Associate		Full-Time Officer	
Years of Service	**PTO Accrual Rate**	**Years of Service**	**PTO Accrual Rate**
0-3	11.34 hours per month (17 days annually)	0-6	14.67 hours per month (22 days annually)
4-6	14.67 hours per month (22 days annually)		
7+	18 hours per month (27 days annually)	7+	18 hours per month (27 days annually)

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Holidays  ● New Year’s Day  ● Memorial Day  ● Independence Day  ● Labor Day  ● Thanksgiving Day  ● Christmas Day  ● All Federal Reserve Holidays  Volunteer Time Off  ● Full‐time associates may volunteer up to eight hours per calendar year and part‐time associates up to four  hours per calendar year   ● Organization must be an IRS‐classified 501(c)(3) non‐profit charity or any school of the associate’s choice  ● More than one organization and/or school may be chosen  ● Time may be taken in one‐hour increments and must be taken during normal working hours  Parental Leave  ● To qualify, an associate must have been employed by Enterprise for at least twelve months  ● Available to both primary and secondary caregivers immediately following the birth or adoption of his/her  child  ● Primary caregivers receive up to 12 weeks of parental leave paid at 100% of base earnings (less all  applicable taxes and withholdings) from the date of birth/adoption  ● Secondary caregivers receive up to two weeks of parental leave paid at 100% of base earnings (less all  applicable taxes and withholdings) from the date of birth/adoption     17

    Executive Biographies   Pictured from left to right: Keene Turner, Jim Lally and Scott Goodman.   JAMES B. LALLY, PRESIDENT & CEO  Jim Lally is President and CEO of Enterprise Financial Services Corp (Nasdaq: EFSC). Throughout his career, Jim has  helped EFSC achieve record financial results, increased market share, and industry‐leading client satisfaction.  Before being named CEO in May of 2017, he served as President of EFSC, Director of Fee Businesses and Director  of Commercial Banking for Enterprise Bank & Trust, the company’s principal subsidiary. Before joining EFSC, Jim  worked in various commercial banking capacities with U.S. Bank and Commerce Bank.    Jim serves on the Wallis Companies Board, SSM Health Cardinal Glennon Children’s Foundation Board of  Governors, St. Joseph’s Academy Board, St. Louis Archdiocesan Finance Council, St Louis Archdiocesan Property  and Finance Committee, and is Trustee of the St. Louis Archdiocesan Fund.  Currently, Jim is a member of the  Regional Business Council of St. Louis and Jim’s past civic involvements include Friends of Scouting Campaign  Chairman for the New Horizons District of the Boy Scouts of Greater St. Louis, Executive Leadership team of the St.  Louis Chapter of the American Heart Association and Algonquin Golf Club.    A native of St. Louis, Jim received his MBA from the University of Missouri–St. Louis and his Bachelor of Science  degree in finance from Saint Louis University.  In June of 2016, Jim completed The Executive Program at the  Darden School of Business University of Virginia.  KEENE TURNER, EVP & CHIEF FINANCIAL OFFICER  Keene S. Turner is Executive Vice President and Chief Financial Officer of Enterprise Financial Services Corp. In his  role, he has responsibility for developing, implementing and overseeing the strategy and planning process, asset  and liability management, investment portfolio management and investor relations.      Keene previously served at National Penn Bancshares, Inc. in Pennsylvania as Executive Vice President and Chief  Accounting Officer. Prior to National Penn, Turner was a Vice President at the investment banking firm Griffin  Financial Group, where he advised financial institutions on mergers, acquisitions and other strategic matters. He is  a CPA, with public accounting experience at Ernst & Young, LLP.  Throughout his experiences working at large  18 accounting firms, he gained extensive skills in the areas of technical financial accounting consultations, mergers  and acquisitions and securities offerings for global and national financial services clients.    Keene was selected as a recipient of the Lehigh Valley Business 40 Under 40 award and was also recognized by the  St. Louis Business Journal as CFO of the Year in recognition of helping the company grow beyond the bottom‐line.  He is a summa cum laude graduate of Albright College in Reading, Pennsylvania with a Bachelor of Science Degree  in Economics, Accounting and Business Administration.    SCOTT R. GOODMAN, PRESIDENT, ENTERPRISE BANK & TRUST  Scott Goodman is President of Enterprise Bank & Trust, the banking subsidiary of Enterprise Financial Services  Corp. In his role as President of Enterprise, Scott directs commercial, business and consumer banking channels as  well as the various fee business lines including wealth management in all three of its markets. He also serves on  the legal board of Enterprise and on the Enterprise Financial Services Corp executive management committee.    Scott has held numerous positions since joining Enterprise in 2003, including Regional President, Regional Chief  Credit Officer and Director of Fee Business Lines.  Prior to Enterprise, Scott held various positions at US Bank and  Boatman’s Bank. He has over 30 years of professional experience in financial management and banking. He  received his BSBA in Accounting/Finance from Rockhurst University and his MBA from Saint Louis University.    Current and prior community development activities include United Way of Greater St. Louis Board of Directors  and Chair of its Development Committee, the Mercy Health Foundation Board of Directors and Executive  Committee, membership in the Young Presidents Organization (YPO), with participation in chapter leadership, the  Board of Trustees at Our Little Haven, Habitat for Humanity volunteer and Rockhurst University Leadership mentor  program. He has also served on the St. Louis Repertory Theatre Board of Directors, the Board and Finance  Committee of Haven House St. Louis and the MS Society Corporate Achiever Committee.    19